C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
APRIL 30, 2018

(Expressed in Canadian Dollars)
(Unaudited)

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying condensed unaudited interim financial statements have been prepared by and are the responsibility of the management.

The Company's independent auditor has not performed a review of these amended and restated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

VANCOUVER, BC

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
STATEMENTS OF FINANCIAL POSITION
AS AT
(Expressed in Canadian dollars)

		April 30,	January 31,
		2018	2018
	Note	(Unaudited)	(Audited)

ASSETS

Current assets
Cash		$27,204,766	$257,203
Receivables		67,230	14,921
Loans receivable	6	4,455,290	-
Prepaid Expenses		111,799	12,000
		31,839,085	284,124

Other assets
Restricted cash	3	59,730	59,517

TOTAL ASSETS		$31,898,815	$343,641

LIABILITIES
Accounts payable and accrued liabilities	4 & 9	$767,076	$187,054
Reclamation obligation	5	70,300	70,300
TOTAL LIABILITES		837,376	257,354

SHAREHOLDERS’ EQUITY
Share capital	7	16,845,466	16,845,466
Subscription receipts	7	31,527,949	-
Reserves	7	1,810,973	1,000,967
Deficit		(19,122,949)	(17,760,146)
TOTAL SHAREHOLDERS’ EQUITY		31,061,439	86,287

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$31,898,815	$343,641

Nature of operations (Note 1)
Contingencies (Note 10)
Subsequent events (Note 7, 11, & 12)

On behalf of the Board:

“Robert Cheney”	Director	“Christopher Cherry”	Director

See accompanying notes to the condensed interim financial statements

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
CONDENSED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
FOR THE THREE MONTHS ENDED APRIL 30,
(Expressed in Canadian dollars -unaudited)

	Note	2018	2017

EXPENSES
Consulting fees	9	$633,638	$-
Interest expense	7	256,986	-
Management fees	9	48,000	1,500
Office facilities and administrative		104,233	7,864
Professional fees		143,439	2,000
Rent		13,344	-
Shareholder communications		12,750	250
Transfer agent and filing fees		15,614	1,718
Travel and promotion		150,370	2,107

		$(1,378,374)	$(15,439)

OTHER ITEM
Interest income		15,571	-

LOSS AND COMPREHENSIVE LOSS		$(1,362,803)	$(15,439)

Basic and diluted loss per share		$(0.23)	$(0.01)

Weighted average number of common shares outstanding		5,979,695	1,979,695

See accompanying notes to the condensed interim financial statements

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)
THREE MONTHS ENDED APRIL 30, 2018 AND 2017
(Expressed in Canadian dollars - unaudited)

	Share capital

	Number of		Subscription
	shares	Amount	Receipts	Reserves	Deficit	Total

Balance at January 31, 2017	1,979,695	$15,856,333	$-	$666,865	$(16,986,534)	$(463,336)
Comprehensive loss for the period	-	-	-	-	(15,439)	(15,439)

Balance at April 30, 2017	1,979,695	$15,856,333	$-	$666,865	$(17,001,973)	$(478,775)

Balance at January 31, 2018	5,979,695	$16,845,466	$-	$1,000,967	$(17,760,146)	$86,287

Subscription receipts, net	-	-	31,527,949	810,006	-	32,337,955
Comprehensive loss for the period	-	-	-	-	(1,362,803)	(1,362,803)

Balance at April 30, 2018	5,979,695	$16,845,466	$31,527,949	$1,810,973	$(19,122,949)	$31,061,439

See accompanying notes to the condensed interim financial statements

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
CONDENSED INTERIM STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED APRIL 30,
(Expressed in Canadian dollars - unaudited)

	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(1,362,803)	$(15,439)

Net change in non-cash working capital accounts:
Accounts receivable	(52,309)	(168)
Prepaid expenses	(99,799)	-
Accounts payable and accrued liabilities	580,022	15,676
Net cash provided by (used in) operating activities	(934,889)	69

CASH FLOWS FROM INVESTING ACTIVIES
Loans receivable	(4,455,290)	-
Change in restricted cash	(213)	(108)
Net cash used in investing activity	(4,455,503)	(108)

CASH FLOWS FROM FINANCING ACTIVITY
Subscription receipts, net	32,337,955	-
Net cash provided by financing activity	32,337,955	-

Increase (decrease) in cash during period	26,947,563	(39)
Cash, beginning of period	257,203	85

Cash, end of period	$27,204,766	$46

NON-CASH TRANSACTIONS:

During the three months ended April 30, 2018, the Company issued 765,795 non-transferable share purchase warrants as finders’ fees valued at $810,006.

There were no significant non-cash transactions for the three months ended April 30, 2017.

During the period ended April 30, 2018 and 2017, there were no income taxes or interest paid.

See accompanying notes to the condensed interim financial statements

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
APRIL 30, 2018
(Unaudited)

1.	NATURE OF OPERATIONS

C21 Investments Inc. (formerly Curlew Lake Resources Inc.) (the “Company” or “C21”) was incorporated January 15, 1987, under the Company Act of British Columbia. The Company was in the business of the acquisition, exploration and development of oil and gas properties and mineral properties in Western Canada and on January 29, 2018, the Company announced a proposed change of business to the cannabis industry. The change of business will enable the Company to pursue business opportunities in the USA cannabis industry, focusing on revenue-producing operations. As at April 30, 2018, the Company operates in one segment, searching for business opportunities in the USA.

Effective November 24, 2017, the Company changed its name to “C21 Investments Inc.”. On June 15, 2018, the Company’s common shares were delisted from the TSX Venture Exchange (“TSX-V”) exchange and on June 18, 2018 the Company commenced trading on the Canadian Securities Exchange (“CSE”), completed its change of business to the cannabis industry and is trading under the symbol CXXI.

The Company’s corporate office and principal place of business is Suite 303, 595 Howe Street, Vancouver, British Columbia, Canada.

On May 12, 2017, the Company consolidated its issued and outstanding shares totaling 19,796,952 on a 10:1 basis. Upon completion of the consolidation, the Company had 1,979,695 post consolidation common shares issued and outstanding. All shares and per share amount have been restated to reflect the share consolidation.

These interim unaudited financial statements have been prepared on the basis of accounting principles applicable to a going concern, with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. At April 30, 2018, the Company had working capital of $31,072,009 and an accumulated deficit of $19,122,949.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

The condensed interim financial statements were authorized for issuance on June 27, 2018 by the directors of the Company.

Basis of preparation

These financial statements have been prepared on an accrual basis except for cash flow information, and are based on historical costs, except for certain financial instruments classified as fair value through profit or loss and available for sale which are stated at their fair value. The financial statements are presented in Canadian dollars unless otherwise noted.

Statement of compliance

These unaudited condensed interim financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and Interpretations of the IFRS Interpretations Committee.

These unaudited condensed interim financial statements do not contain all of the information required for full annual financial statements and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report should be read in conjunction with the annual audited financial statements for the year ended January 31, 2018.

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
APRIL 30, 2018
(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

The accounting policies applied in preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended January 31, 2018, except for the following:

Financial instruments

On February 1, 2018, the Company adopted IFRS 9 – Financial Instruments (“IFRS 9”) which replaced IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected loss’ impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard retrospectively. IFRS 9 did not impact the Company’s classification and measurement of financial assets and liabilities.

The following summarizes the significant changes in IFRS 9 compared to the current standard:

•

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. The change did not impact the carrying amounts of any of the Company’s financial assets on the transition date. Prior periods were not restated and no material changes resulted from adopting this new standard.

•

The adoption of the new “expected credit loss” impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had no impact on the carrying amounts of our financial assets on the transition date given the Company transacts exclusively with large international financial institutions and other organizations with strong credit ratings.

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Significant accounting judgments, estimates and assumptions

Areas requiring a significant degree of estimation and judgment relate to the determination of the rehabilitation obligation, fair value measurements for other equity-based payments, and the recoverability and measurement of deferred tax assets and liabilities. Actual results may differ from those estimates and judgments.

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
APRIL 30, 2018
(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Significant accounting judgments, estimates and assumptions (continued)

Rehabilitation obligation - The Company has recorded an estimated value of a rehabilitation obligation that is expected to be paid at a future date, determined by estimates of amounts to be paid in future years. Such estimates are revised based on market conditions.

Share-based payments - The Company uses the Black-Scholes option pricing model to measure share- based compensation. The Company’s estimate of share-based payments is dependent on measurement inputs including the share price on measurement date, exercise price of the option, volatility, risk-free rate, expected dividends, and the expected life.

Deferred income taxes - Judgement is required in determining whether deferred tax assets are recognized in the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the statement of financial position could be impacted. The Company has not recorded any deferred tax assets for the years presented.

Loss per share

The Company computes earnings (loss) per share assuming that proceeds received from in-the-money stock options and share purchase warrants are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures is calculated using the weighted average number of shares outstanding during the respective years. Diluted loss per share is computed by dividing net loss by the weighted average shares outstanding adjusted for additional shares from the assumed exercise of stock options, restricted share units, or warrants, if dilutive. The number of additional shares is calculated by assuming the outstanding dilutive stock options are exercised and that the assumed proceeds are used to acquire common shares at the average market price during the year. Diluted loss per share figures for the years presented are equal to those of basic loss per share for the years since the effects of stock options and warrants are anti-dilutive.

Share-based payments

The Company has adopted a 10% rolling stock option plan whereby it can grant options to directors, officers, employees, and consultants of the Company. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non- employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the reserves.

The fair value of options is determined using a Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. Where the terms and conditions of options are modified before they vest, the incremental increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
APRIL 30, 2018
(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Share-based payments (continued)

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity investments, available-for-sale and other financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at FVTPL when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss. The Company has classified its cash as FVTPL.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Company’s restricted cash is classified as loans and receivables.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period. The Company has no assets classified as held to maturity investments.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for- sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses. The Company has no available-for- sale financial assets.

Transaction cost associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Company commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
APRIL 30, 2018
(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Financial instruments (continued)

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

Other financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost. The Company’s accounts payable and accrued liabilities are classified as other financial liabilities.

The Company does not currently have any derivative financial assets and liabilities.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is recorded based on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Reclamation obligations

The Company recognizes the fair value of a legal or constructive liability for a reclamation obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Changes in the liability for a rehabilitation obligation due to the passage of time will be recognized within accretion expense. The amount will be recognized as an increase in the liability and an accretion expense in profit or loss. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
APRIL 30, 2018
(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Share capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, share warrants, options and flow-through shares are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are recognized as a deduction from equity, net of tax.

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value. The balance, if any, was allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves. If the warrants expire unexercised, the value attributed to the warrants remains in reserves.

New standards not yet adopted

A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the period ended April 30, 2018 and have not been applied in preparing these condensed interim consolidated financial statements. The new and revised standards are as follows:

•

IFRS 16 – Leases: On January 13, 2016, the IASB issued the final version of IFRS 16 Leases. The new standard will replace IAS 17 Leases and is effective for annual periods beginning on or after January 1, 2019. IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead, all leases are treated in a similar way to finance leases applying IAS 17. IFRS 16 does not require a lessee to recognize assets and liabilities for short term leases (i.e. leases of 12 months or less) and leases of low-value assets. The Company is evaluating the effect of this standard on the Company’s consolidated financial statements.

•

IFRIC 23 – Uncertainty Over Income Tax Treatments: clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Company does not expect that the adoption of this standard will have a material effect on the Company’s consolidated financial statements.

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
APRIL 30, 2018
(Unaudited)

3.	RESTRICTED CASH

The Company has cash on deposit with the Alberta Energy Regulator (“AER”) under the AER’s Liability Management programs to cover potential liabilities relating to its wells. The required security deposit with the AER is determined based on a monthly licensee management rating assessment (Note 5).

4.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	April 30,	January 31,
	2018	2018
Accounts payable	$418,919	$104,504
Accrued liabilities	266,986	55,066
Amounts due to related parties (Note 9)	81,171	27,484
	$767,076	$187,054

5.	RECLAMATION OBLIGATION

The Company has recorded a decommissioning provision in connection with estimated reclamation costs on a previously written off property. The obligation is recognized based on the estimated future reclamation costs. The Company had two wells in Alberta which were determined to be uneconomic and costs have been incurred to plug these wells. Reclamation and remediation work is still required to bring the site back to its natural state (Note 3).

6.	LOANS RECEIVABLE

During the period ended April 30, 2018, the Company entered into agreements for the following notes receivable and loans receivable to private companies in the cannabis industry:

a)

the Company loaned US$500,000 to Proudest Monkey Holdings LLC (“Proudest Monkey”), by way of promissory note. The note accrues interest of 1% on a monthly basis and is secured over all of the entity’s fixed and floating assets, and is subject to the following repayment schedule:

	i.	US$100,000 principal repayment on or before September 15, 2018, plus any accrued and unpaid interest;

	ii.	US$100,000 principal repayment on or before October 15, 2018, plus any other unpaid amounts and accrued and unpaid interest;

	iii.	US$300,000 principal repayment on or before November 15, 2018, plus any other unpaid amounts and accrued and unpaid interest.

b)

the Company loaned US$1,000,000 to Swell Companies Ltd. (“Swell”) and subsequent to the period ended April 30, 2018, loaned a further US$500,000, by way of promissory note. The note accrues interest at 0.833% monthly and is secured over all of the entity’s fixed and floating assets, the principal amount plus any accrued and unpaid interest is due on or before April 15, 2019,.

c)

The Company loaned US$2,000,000 to Silver State Relief LLC (“Silver State”), a private company involved in the cannabis industry. The loan is not subject to interest, has no fixed terms of repayment, and is unsecured.

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
APRIL 30, 2018
(Unaudited)

7.	SHARE CAPITAL AND RESERVES

Authorized: unlimited number of common shares with no par value

As at April 30, 2018, there were 5,979,695 (January 31, 2018 – 5,979,695) issued and fully paid common shares.

During the three months ended April 30, 2018, the following transaction took place:

On March 26, 2018, the Company completed a non-brokered, convertible debenture private placement and issued convertible debentures in the total principal amount of $33,500,000, recorded as subscription receipts.

The convertible debentures are convertible into common shares at a conversion price of $1.00 per conversion share, which are subject to the Company being fully listed for trading on the CSE. Upon the Company receiving final approval to list its common shares on the CSE, the convertible debentures will be forced to convert into a total of 33,500,000 common shares of the Company. Pursuant to the terms of the debenture, the Company is issuing a loan bonus to each subscriber equal to 10% of the total number of shares issuable to each subscriber upon conversion of the Debentures purchased to be issued at a deemed value of $1.00 per share.

During the period ended April 30, 2018, the Company accrued interest payable of $256,986 pursuant to the terms of the debenture. In connection with the convertible debenture private placement, the Company paid a total of $1,162,045 cash and issued 765,795 non-transferable share purchase warrants as finders’ fees valued at $810,006. The fair values were based on the following assumptions: share price at grant date of $1.00; exercise price of $1.00; expected life of 1 year; expected volatility of 217%; risk free interest rate of 1.88%; expected divided yield rate of 0%; and forfeiture rate of 0%. The warrants are exercisable at $1.00 per share and will expire on March 25, 2019.

Subsequent to the period ended April 30, 2018, on June 18, 2018, the Company listed on the Canadian Securities Exchange (“CSE”) and forced conversion of the convertible debentures in the total principal amount of $33,500,000 to 33,500,000 common shares and issued 3,350,000 common shares as a loan bonus. These shares will remain subject to a hold period under applicable Canadian securities laws expiring on July 27, 2018.

During the year ended January 31, 2018, the following transactions took place:

On May 12, 2017, the Company consolidated its issued and outstanding shares on a 10:1 basis. All shares and per share amount have been restated to reflect the share consolidation.

On May 30, 2017, the Company completed a private placement and issued 3,640,000 common shares at a price of $0.25 per common share for gross proceeds of $910,000.

On May 30, 2017, the Company settled $90,000 of accounts payable and accrued liabilities through the issuance of 360,000 common shares (Note 8).

Warrants

At April 30, 2018, there were 765,796 warrants outstanding to March 25, 2019 exercisable at $1.00 per warrant.

There were no warrants outstanding and exercisable at April 30, 2017.

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
APRIL 30, 2018
(Unaudited)

7.	SHARE CAPITAL AND RESERVES (continued)

Stock options

The Company is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 10 years. Vesting is determined by the Board of Directors.

On October 16, 2017, a total of 515,000 stock options were granted to purchase common shares, exercisable on or before October 15, 2020, at an exercise price of $0.65 per share. The estimated grant date fair value of these options was $334,102, or a $0.65 weighted average fair value per option. The grant date fair values of the options granted above were based on the following assumptions: expected life of 3 years; expected volatility of 357%; risk free interest rate of 1.57%; expected dividend yield rate of 0%; and forfeiture rate of 0%.

Details of the Company’s stock options outstanding and exercisable are as follows:

	Options outstanding
		Weighted average
	Options	exercise price	Weighted average
	outstanding	- $ -	remaining life
Balance, January 31, 2017	-	-
Granted	515,000	0.65	2.71 years
Balance January 31, 2018	515,000	0.65	2.71 years
Cancelled	(10,000)	0.65
Balance, April 30, 2018	505,000	0.65	2.46 years

As at April 30, 2018 there were 505,000 stock options outstanding and exercisable to purchase common shares at $0.65 per share expiring October 15, 2020.

8.	FINANCIAL RISK MANAGEMENT

The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. The Company’s cash is deposited in bank accounts held with a major bank in Canada and accordingly, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. GST receivable is due from a government agency.

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
APRIL 30, 2018
(Unaudited)

8.	FINANCIAL RISK MANAGEMENT (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. The Company is currently not exposed to liquidity risk.

Interest rate risk

The Company is not currently exposed to significant interest rate risk.

Capital Management

The Company includes equity comprising of issued common shares, reserves and deficit, in the definition of capital.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support its proposed change of business, spearheading into the USA cannabis industry, and focusing on the acquisition of revenue producing operations. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the

Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the three months ended April 30, 2018. The Company is not subject to externally-imposed capital requirements, with the exception of restricted cash posted as a deposit (Note 3).

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments include cash, restricted cash, and accounts receivable, loans and notes receivable, accounts payable and accrued liabilities with a fair value measured at Level 1 hierarchy for cash. Accounts payable and accrued liabilities approximate fair value due to the short-term nature of these instruments.

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
APRIL 30, 2018
(Unaudited)

9.	RELATED PARTY TRANSACTIONS

The Company considers key management personnel to consist of directors and management.

During the period ended April 30, 2018, the Company paid and/or accrued management fees of $30,000 (2017 - $ nil) to the CEO, $18,000 (2017 - $1,500) to a company controlled by the CFO, and consulting fees of $30,000 (2017 - $nil) to a director of the Company, and $31,500 (2017 - $nil) to a director of the Company.

Included in accounts payable and accrued liabilities:

	April 30,	January 31,
	2018	2018
Due to the President and CEO	$59,605	$23,918
Due to a Director of the Company	15,266	3,566
Company controlled by the CFO of the Company	6,300	-
	$81,171	$27,484

During the three months ended April 30, 2018, the Company accrued interest of $17,068 to officers and directors of the Company based on their participation of the convertible debenture placement.

During the year ended January 31, 2018, the Company:

a)	settled $9,000 of accounts payable and accrued liabilities through the issuance of 36,000 common shares to the former CEO,

b)	settled $12,000 of accounts payable and accrued liabilities through the issuance of 48,000 common shares to the CFO.

On October 16, 2017, directors and officers of the Company were granted a total of 315,000 stock options to purchase common shares, exercisable on or before October 15, 2020, at an exercise price of $0.65 per share. In connection to these options, the Company recorded share-based compensation expense of $204,354.

10.	CONTINGENCIES

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. Management is of the opinion that disposition of any current matter will not have a material adverse impact on the Company’s financial position, results of operations, or the ability to carry on any of its business activities.

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
APRIL 30, 2018
(Unaudited)

11.	SIGNIFICANT EVENTS

Subsequent to April 30, 2018, on June 18, 2018, the Company completed the acquisition of Proudest Monkey. The Company signed a definitive agreement to acquire 100% of the issued equity of Proudest Monkey, a limited liability company which owns and operates a cannabis production facility and related assets, located in Oregon, USA. In consideration for 100% of the equity of Proudest Monkey Holdings, the Company will issue:

i.	a US$2,300,000 promissory note. The Promissory note is non – interest bearing and is payable through the issuance of 2,300,000 common shares of the Company. The promissory note has no cash value.

ii.	a US$2,000,000 convertible promissory note bearing interest at 4% per annum, convertible into common shares of the Company at the option of the holder into 2,000,000 common shares of the Company.

Proudest Monkey can also earn up to 10,000,000 common shares of the Company over a maximum 8-year period, upon meeting certain performance criteria.

As at the date of these interim financial statements, the values attributable to Proudest Monkey’s identifiable assets and liabilities, which consist primarily of inventory, intangible assets and goodwill, and property and equipment, lease liabilities, loans and notes payable had not been determined as the initial accounting had yet to be completed.

12.	SUBSEQUENT EVENTS

Subsequent to April 30, 2018, the Company entered into the following transactions:

a)

the Company issued 3,350,000 common share purchase warrants to consultants, directors, and officers of the Company at an issue price of $0.001 per share for total gross proceeds of $3,350. The warrants entitle the consultants to purchase up to 3,350,000 common shares of the Company at an exercise price of $1.38 per share on or before June 15, 2019;

b)

loaned US$500,000 to Phantom Venture Group LLC (“Phantom Farms”) by way of promissory note. The note accrues interest of 1/3 of 1% on a monthly basis and is secured over all of the entity’s fixed and floating assets, and is subject to the following repayment schedule:

i.	US$100,000 principal repayment on or before September 15, 2018, plus any accrued and unpaid interest;

ii.	US$100,000 principal repayment on or before October 15, 2018, plus any other unpaid amounts and accrued and unpaid interest;

iii.	US$300,000 principal repayment on or before November 15, 2018, plus any other unpaid amounts and accrued and unpaid interest.

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
APRIL 30, 2018
(Unaudited)

12.	SUBSEQUENT EVENTS (continued)

c)

signed a term sheet to acquire 100% of Phantom Farms membership units. Phantom Farms has been operating in Oregon since 2008, producing branded products, currently distributed to over 175 Oregon dispensary locations. Phantom Farms has indoor and outdoor cultivation facilities and an experienced management team. Pursuant to the term sheet, the Company has agreed to pay Phantom Farms members a total consideration of $US16.02 million by way of non-interest bearing, convertible promissory note (the “Note”) with the following conditions:

i.	the full principal amount of the Note is convertible into 5,340,000 common shares of the Company at a conversion price of US$3.00 per common share;

ii.	US$3,000,000 of the Note is convertible into 1,000,000 common shares of the Company on closing of a definitive agreement, at Phantom Farms sole discretion;

iii.	US$5,010,000 of the Note is convertible into 1,670,000 common shares of the Company at Phantom Farms sole discretion, 18 months from the closing;

iv.	US$8,010,000 of the Note is convertible into 2,670,000 common shares of the Company at Phantom Farms sole discretion, 24 months from the closing; and

v.

Of the principal amount, a cash redemption value of US$8,000,000 shall have the option to be redeemed. The option may only be exercised if the common shares of the Company are trading at less than CAD$3.75 per share for 20 consecutive days, 24 months after the closing.

Phantom Farms can also earn up to 4,500,000 common shares of the Company upon meeting certain performance criteria, which will be set out under the definitive agreement.

This term sheet is subject to due diligence procedures, reaching a definitive agreement, and regulatory approval;

d)

granted stock options to certain eligible directors, officers, employees and consultants to purchase a total of 1,940,000 common shares, exercisable in whole or in part on or before June 25, 2021 at an exercise price of $2.80 per share.